[redacted]

SEC
Mail Processing Section
FEB 26 2010
Washington, DC
122

SECUR 10028074 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 66746

BB 3/2

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NAFA Capital Markets, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 North Broadway, Suite 2550
(No. and Street)

Oklahoma City	Oklahoma	73102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John E. Fryrear 405-272-9290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Dee Johnson & Company Certified Public Accountants PC
(Name – *if individual, state last, first, middle name*)

3608 NW 58th Street	Oklahoma City	Oklahoma	73112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/9

OATH OR AFFIRMATION

I, John E. Fryrear, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NAFA Capital Markets, L.L.C., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John E. Fryrear A/C#15008279 Value as of 12-31-2009 $3,974.39

State of Oklahoma
County of Oklahoma
Signed before me on February 16, 2010
by John E. Fryrear

Notary Public

Signature
John E. Fryrear
President
Title

JONE K. NELSON NOTARY # 05009646 EXP. 10/18/13 PUBLIC STATE OF OKLAHOMA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

JAMES DEE
JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS P.C.

INDEPENDENT AUDITORS' REPORT

Members in Charge of Governance
NAFA Capital Markets, L.L.C.

We have audited the accompanying statement of financial condition of NAFA Capital Markets, L.L.C. as of December 31, 2009 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NAFA Capital Markets, L.L.C. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James Dee Johnson & Company

Oklahoma City, Oklahoma
February 16, 2010

3608 NW 58th St., Ste 100 • Oklahoma City, OK 73112 • Office (405) 943-1272 • FAX 943-1315

NAFA Capital Markets, LLC
Statement of Financial Condition
As of December 31, 2009

Assets

Cash in Bank and Brokerage	$	248,279
Deposits with clearing organizations and others (cash)		104,624
Receivables from broker-dealers and others		93,849
Prepaid expenses		5,737
Other assets		3,416
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $51,785		29,041
TOTAL ASSETS	$	484,946

Liabilities and Members' Equity

Accounts payable, accrued expenses and other liabilities		28,721
Commitments		
Members' Equity		456,225
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	484,946

The accompanying notes are an integral part of this financial statement.

NAFA Capital Markets, LLC
Statement of Operations
For the Year Ended December 31, 2009

Revenue	
Commissions	$ 2,154,473
Interest and dividend income	14
Miscellaneous income	(635)
Total Income	2,153,852
Expenses	
Employee compensation, commissions and benefits	1,559,001
Brokerage and clearing fees	72,980
Occupancy	46,284
Communications and data processing	36,931
Office expense	221,533
Depreciation	12,530
Total operating expenses	1,949,259
Net Income	$ 204,593

The accompanying notes are an integral part of this financial statement.

NAFA Capital Markets, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2009

Members' Equity beginning of year	$	289,031
Member distributions		(37,399)
Net income		204,593
Members' Equity end of year	$	456,225

The accompanying notes are an integral part of this financial statement.

NAFA Capital Markets, LLC
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended December 31, 2009

Subordinated borrowings at beginning of year	$	-
Changes		-
Subordinated borrowings at end of year	$	-

The accompanying notes are an integral part of this financial statement.

NAFA Capital Markets, LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	204,593
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Depreciation and Amortization		12,530
Decrease (Increase) in Operating Assets:		
Accounts Receivable		54,325
Deposits with clearing organizations		(664)
Other		(126)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		6,366
Accrued Liabilities		-
Total Adjustments		72,431
Net Cash Provided By (Used in) Operating Activities		277,024
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures		(2,896)
Net Cash Provided By (Used In) Investing Activities		(2,896)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Members Paid		(37,399)
Proceeds From Sale of Stock		-
Net Cash Provided By (Used In) Financing Activities		(37,399)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		236,729
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		11,550
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	248,279
Interest paid during the year	$	-

The accompanying notes are an integral part of these financial

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) operating under SEC Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer which carries the accounts and securities of the company's customers.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions.

Securities Transactions

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are determined using the specific identification method and are recorded on a settlement date basis.

Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. The amounts recorded for commission and income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

Marketable securities (level 1 assets - assets trading onactive markets) are valued at market value, and securities not readily marketable (level 2 assets) are valued at fair value as determined by management applying the guidelines under FASB ASC 820 formerly known as FASB 157. Currently the Company has no securities.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements

Depreciation

Depreciation is provided on an accelerated method of depreciation basis using estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line method over a 10 year life.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash

equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates

3. **Postretirement Benefit Plans**
The Company does not provide health and life insurance benefits to retired employees.

4. **Financial Instruments**
Accounting Policies
The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.
The majority of the Company's transactions with off-balance-sheet risk are short-term in duration.

5. **Concentrations of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The company has a five customers who make up 63% of its gross revenues. If these relationships are terminated the Company may be exposed to risk.

6. Operating Lease

The company has entered into a non-cancelable operating lease agreement for its offices. Rental expense for the year was $46,284. Future minimum lease payments required under the lease are as follows:

2010	$14,209

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $416,505 which was $316,505 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital ratio was .07 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(ii) of this rule.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
as of
December 31, 2009

NAFA Capital Markets, L.L.C.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2009

Computation of Net Capital

Total ownership equity qualified for net Capital		
Add		$ 456,226
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		456,226
Deductions and/or charges		
Non-allowable assets		
Accounts receivable	$ -	
Prepaid Expenses	5,737	
Deposits	1,152	
Other assets	3,416	
Furniture, equipment and leasehold improvements	29,042	
		39,347
Net capital before haircuts on securities positions		416,879
Haircuts on securities (computed, where applicable pursuant to Rule 15c3-1(f):		
Money Market	$ 374	
		374
Net capital		$ 416,505

Aggregate Indebtedness

Items included in statement of condition	
Accounts payable / Accrued interest	$ 28,721
Total Aggregate indebtedness	$ 28,721

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,915
Minimum Dollar Net capital requirement of reporting broker or dealer	$ 100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 100,000
Net capital in excess of minimum required	$ 316,505
Excess net capital at 1000%	$ 413,632
Ratio: Aggregate indebtedness to net capital	7%

Reconcilation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

NAFA Capital Markets, L.L.C.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Independent Auditors Report

on Internal Control

Required by SEC Rule 17a-5

Year Ended December 31, 2009

JAMES DEE
JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS P.C.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Members
NAFA Capital Markets, L.L.C.

In planning and performing our audit of the financial statements of NAFA Capital Markets, L.L.C. (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and Comparisons, and the recordation of differences required by rule 1 7a- 13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 1 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3608 NW 58th St., Ste 100 • Oklahoma City, OK 73112 • Office (405) 943-1272 • FAX 943-1315

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James B. Johnson & Company

Oklahoma City, Oklahoma
February 16, 2010

JAMES DEE
JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS P.C.

To those in Charge of Governance of NAFA Capital Markets, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by NAFA Capital Markets, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating NAFA Capital Markets, L.L.C. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). NAFA Capital Markets, L.L.C.., Inc.'s management is responsible for the NAFA Capital Markets, L.L.C.., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries check register and in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers including trial balances noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers including trial balance and 7t support schedule supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

James Dee Johnson & Company

Oklahoma City, Oklahoma
February 23, 2010

3608 NW 58th St., Ste 100 • Oklahoma City, OK 73112 • Office (405) 943-1272 • FAX 943-1315

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066746 FINRA DEC
NAFA CAPITAL MARKETS LLC 14*14
100 N BROADWAY AVE STE 2550
OKLAHOMA CITY OK 73102-8826

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOHN FRYREAR 405-272-9290

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 3,875.09
   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,384.87)
      7-17-09
      Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 2,490.22
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,490.22
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 2,490.22
   H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

—

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NAFA CAPITAL MARKETS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature) JOHN E. FRYREAR

PRESIDENT
(Title)

Dated the 23rd day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,596,789.

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,742.

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 45,000.

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 11.

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) 11.

Total deductions 46,753.

2d. SIPC Net Operating Revenues $ 1,550,036.

2e. General Assessment @ .0025 $ 3,875.09

(to page 1 but not less than $150 minimum)

NAFA Capital Markets, L.L.C

Financial Statements
and
Independent Auditors' Report

December 31, 2009

JOHNSON & COMPANY

JAMES DEE

CERTIFIED PUBLIC ACCOUNTANTS P.C.